

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

VIA U.S. MAIL AND FACSIMILE

Michael G. Moore
Vice President and Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re: Gulfport Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **Current Report on Form 8-K**
> **Filed December 7, 2010**
> **File No. 0-19514**

Dear Mr. Moore:

        We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director